UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934



                                Cott Corporation
                                (Name of Issuer)

     Common Stock ("Common Stock"), Convertible Participating Voting Second
           Preferred Shares, Series 1 ("Preferred Stock"), Options to
                       purchase Common Stock ("Options")

                         (Title of Class of Securities)


                              22163N 10 6 (Common)

                                 (CUSIP Number)

                                  James Westra
 Hutchins, Wheeler & Dittmar, 101 Federal Street, Boston, MA 02110,
                                 (617) 951-6600

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 6, 2002

             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          Note:  Schedules filed in paper format shall include a signed original
          and  five   copies   of  the   schedule,   including   all   exhibits.
          Seess.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

     This Schedule 13D/A is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Thomas H. Lee Equity Fund IV, L.P., a Delaware limited partnership ("Equity Fund"), (2) Thomas H. Lee Foreign Fund IV, L.P., a Delaware limited partnership ("Foreign Fund"), (3) Thomas H. Lee Foreign Fund IV-B, L.P., a Delaware limited partnership ("Foreign Fund B"), (4) THL Equity Advisors IV, LLC, a Massachusetts limited liability company ("Advisors"), (5) THL Coinvestors III-A, LLC, a Massachusetts limited liability company ("Coinvestors A"), (6) THL Coinvestors III-B, LLC, a Massachusetts limited liability company ("Coinvestors B"), (7) Thomas H. Lee Charitable Investment Limited Partnership, a Massachusetts limited partnership ("Charitable Investment") (8) Thomas H. Lee, a United States citizen (9) PaineWebber Capital, Inc., a Delaware corporation ("PWC"), (10) PW Partners 1997, L.P., a Delaware limited partnership ("PW 1997"), (11) PW Partners 1997, Inc., a Delaware corporation ("PW Partners"), (12) Granite LB Limited, a Canadian corporation ("Granite"), (13) Granite 95 Holdings, Inc. (formerly Stollark Investment Ltd.), a Canadian corporation ("Granite 95"), (14) 151797 Canada Inc., a Canadian corporation ("151797 Canada"), and (15) 151793 Canada Inc., a Canadian corporation ("151793 Canada").

     This Schedule 13D/A constitutes the first amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on February 28, 2000 with respect to the Common Stock, the Options, and the Preferred Stock of Cott Corporation (the "Company"). Except as specifically amended by this Schedule 13D/A, the original Schedule 13D remains in full force and effect.

         Item 4.  Purpose of Transactions.

The fifth paragraph of Item 4 is hereby amended and replaced in its entirety with the following:

         Pursuant to the Certificate of Amendment to the Articles of Incorporation of the Issuer (the "Certificate of Amendment") filed July 7, 1998, at any time after the date of issuance, the Preferred Shares held by all Reporting Persons were convertible, in the aggregate, initially into 4,000,000 shares of Common Stock of the Issuer. The conversion rate, which determines into how many shares of Common Stock the Preferred Shares are convertible, adjusts based on the elapse of time and subject to anti-dilution provisions. As of February 6, 2002, each Preferred Share is convertible into 1.540319309 shares of Common Stock of the Issuer. The Preferred Shares are entitled to dividends payable in additional Preferred Shares as provided in the Certificate of Amendment.

         Item 5.  Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and replaced in their entirety with the following:

         By virtue of the Subscription Agreement, the Share and Option Purchase Agreement, the Voting Agreement, the Stockholders' Agreement, the Letter Agreement and the relationships among the Reporting Persons described herein, the Reporting Persons may constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Preferred Shares, Common Shares and Options beneficially owned by the members of the group as a whole. As of February 6, 2002, the Reporting Persons beneficially owned in the aggregate (i) 11,867,912 (19.4%) of the 61,319,807 outstanding shares of common stock of the Issuer (without giving effect to the conversion of the Preferred Shares or the exercise of the Options), (ii) 4,000,000 of Preferred Shares, and (iii) Options to purchase 5,000,000 shares of Common Stock of the Issuer. Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Shares, Preferred Shares and Options held by any other members of such group except: (1) Advisors does not disclaim beneficial ownership of the Common Shares, Preferred Shares and Options held by Equity Fund, Foreign Fund or Foreign Fund B to the extent of its pecuniary interest therein, (2) PW Partners does not disclaim beneficial ownership of the Common Shares, Preferred Shares and Options held by PWC and PW 1997 to the extent of its pecuniary interest therein, and (4) Thomas
H. Lee does not disclaim beneficial ownership of the Common Shares, Preferred Shares and Options held by Advisors, Charitable Investment, Coinvestors A or Coinvestors B to the extent of its pecuniary interest therein.

         Charitable Investment, Coinvestors A and Coinvestors B acquired their Common Shares, Preferred Shares and Options as a co-investment required by the terms of the partnership agreements of Equity Fund, Foreign Fund and Foreign Fund B. Such agreements require that such entities hold and sell their Common Shares, Preferred Shares and Options on a pro rata basis with the Equity Fund, Foreign Fund and Foreign Fund B.

         Equity Fund has obtained direct beneficial ownership of: (i) 8,030,119 of Common Shares pursuant to the Share and Option Agreement, representing approximately 13.1% of the outstanding Common Shares; (ii) 3,212,047 of Preferred Shares pursuant to the Subscription Agreement, representing approximately 80.3% of the outstanding Preferred Shares; and (iii) Options to purchase 4,015,059 of Common Shares pursuant to the Share and Option Agreement, representing approximately 80.3% of the outstanding Options. Equity Fund may be deemed to share with Advisors voting and dispositive power with respect to such Common Shares, Preferred Shares and Options.

         Foreign Fund has obtained direct beneficial ownership of: (i) 278,144 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Common Shares; (ii) 111,258 of Preferred Shares pursuant to the Subscription Agreement, representing approximately 2.78% of the outstanding Preferred Shares; and (iii) Options to purchase 139,072 of Common Shares pursuant to the Share and Option Agreement, representing approximately 2.78% of the outstanding Options. Foreign Fund may be deemed to share with Advisors voting and dispositive power with respect to such Common Shares, Preferred Shares and Options.

         Foreign Fund B has obtained direct beneficial ownership of: (i) 781,728 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Common Shares; (ii) 312,691 of Preferred Shares pursuant to the Subscription Agreement, representing approximately 7.82% of the outstanding Preferred Shares; and (iii) Options to purchase 390,864 of Common Shares pursuant to the Share and Option Agreement representing approximately 7.82% of the outstanding Options. Foreign Fund may be deemed to share with Advisors voting and dispositive power with respect to such Common Shares, Preferred Shares and Options.

         Advisors, as sole general partner of Equity Fund, Foreign Fund, and Foreign Fund B may be deemed to share voting and dispositive power with respect to: (i) 9,089,991 of Common Shares beneficially owned by Equity Fund, Foreign Fund and Foreign Fund B, representing approximately 14.8% of the outstanding Common Shares; (ii) 3,835,996 of Preferred Shares beneficially owned by Equity Fund, Foreign Fund and Foreign Fund B, representing approximately 95.9% of the outstanding Preferred Shares; and (iii) 4,794,995 Options to purchase Common Shares beneficially owned by Equity Fund, Foreign Fund and Foreign Fund B, representing approximately 95.9% of the outstanding Options. The filing of this
Schedule 13D by Advisors shall not be construed as an admission that Advisors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the Common Shares, Preferred Shares and Options held by Equity Fund, Foreign Fund and Foreign Fund B.

         Advisors, pursuant to the Voting Agreement and subject to the provisions of the Letter Agreement, has the right to vote 4,467,912 Common Shares owned by the Family Shareholders, and thus may be deemed to share voting and dispositive power with the Family Shareholders with respect to such Common Shares. The filing of this Schedule 13D by Advisors shall not be construed as an admission that Advisors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the Common Shares held by such entities.

         Advisors, pursuant to the Shareholders' Agreement and subject to the provisions of the Letter Agreement, has the right to vote 500,000 Common Shares and 200,000 Preferred Shares owned by PWC and PW 1997, and thus may be deemed to share voting and dispositive power with PWC and PW 1997 with respect to such Common Shares and Preferred Shares. The filing of this Schedule 13D by Advisors shall not be construed as an admission that Advisors is, for the purpose of
Section 13(d) of the Exchange Act, the beneficial owner of the Common Shares held by such entities.

         Charitable Investment has obtained direct beneficial ownership of: (i) 52,319 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Common Shares; (ii) 20,928 of Preferred Shares pursuant to the Subscription Agreement, representing less than 1% of the outstanding Preferred Shares; and (iii) Options to purchase 26,160 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Options. Charitable Investment may be deemed to share with its General Partner, Thomas H. Lee, voting and dispositive power with respect to such Common Shares, Preferred Shares and Options.

         Coinvestors A has obtained direct beneficial ownership of (i) 140,252 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Common Shares; (ii) 56,104 of Preferred Shares pursuant to the Subscription Agreement, representing approximately 1.4% of the outstanding Preferred Shares; and (iii) Options to purchase 70,126 of Common Shares pursuant to the Share and Option Agreement, representing 1.4% of the outstanding Options. Coinvestors A may be deemed to share with Thomas H. Lee voting and dispositive power with respect to such Common Shares, Preferred Shares and Options.

         Coinvestors B has obtained direct beneficial ownership of (i) 217,438 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Common Shares; (ii) 86,972 of Preferred Shares pursuant to the Subscription Agreement, representing approximately 1.4% of the outstanding Preferred Shares; and (iii) Options to purchase 108,719 of Common Shares pursuant to the Share and Option Agreement, representing 1.4% of the outstanding Options. Coinvestors B may be deemed to share with Thomas H. Lee voting and dispositive power with respect to such Common Shares, Preferred Shares and Options.

         PWC has obtained direct beneficial ownership of (i) 272,750 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Common Shares; (ii) 109,100 of Preferred Shares pursuant to the Subscription Agreement, representing approximately 2.73% of the outstanding Preferred Shares; and (iii) Options to purchase 136,375 of Common Shares pursuant to the Share and Option Agreement, representing approximately 2.73% of the outstanding Options. PWC may be deemed to share dispositive power with Advisors pursuant to the Shareholders Agreement.

         PW 1997 has obtained direct beneficial ownership of (i) 227,250 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Common Shares; (ii) 90,900 of Preferred Shares pursuant to the Subscription Agreement, representing approximately 2.73% of the outstanding Preferred Shares; and (iii) Options to purchase 113,625 of Common Shares pursuant to the Share and Option Agreement, representing approximately 2.73% of the outstanding Options. PW1997 may be deemed to share dispositive power with Advisors pursuant to the Shareholders Agreement.

         PW Partners, as sole general partner of PW 1997, may be deemed to share voting and dispositive power with respect to: 227,250 of Common Shares beneficially owned by PW 1997, representing less than 1% of the outstanding Common Shares; (ii) 90,900 of Preferred Shares beneficially owned by PW 1997, representing approximately 2.73% of the outstanding Preferred Shares; and (iii) Options to purchase 113,625 Common Shares beneficially owned by PW 1997, representing approximately 2.73% of the outstanding Options. The filing of this
Schedule 13D by PW Partners shall not be construed as an admission that PW Partners is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the Common Shares, Preferred Shares and Options held by PW 1997.

         Granite has direct beneficial ownership of 2,186,479 of Common Shares. Pursuant to the Voting Agreement, Granite may be deemed to share voting and dispositive power with Advisors with respect to such Common Shares.

         Granite 95 has direct beneficial ownership of 1,093,329 of Common Shares. Pursuant to the Voting Agreement, Granite 95 may be deemed to share voting and dispositive power with Advisors with respect to such Common Shares.

         151797 Canada has direct beneficial ownership of 477,822 of Common Shares. Pursuant to the Voting Agreement, 151797 Canada may be deemed to share voting and dispositive power with Advisors with respect to such Common Shares.

         151793 Canada has direct beneficial ownership of 710,282 of Common Shares. Pursuant to the Voting Agreement, 151793 Canada may be deemed to share voting and dispositive power with Advisors with respect to such Common Shares.

         Thomas H. Lee, as General Director of Advisors, General Partner of Charitable Investment, and Managing Member of Coinvestors A and Coinvestors B, may be deemed to share voting and dispositive power with respect to: (i) 11,867,912 of Common Shares beneficially owned by such entities, which represents approximately 19.8% of the outstanding Common Shares; (ii) 4,000,000 of Preferred Shares, representing 100% of outstanding Preferred Shares; and
(iii) Options to purchase 5,000,000 Common Shares, representing 100% of the outstanding Options. The filing of this Schedule 13D by Thomas H. Lee shall not be construed as an admission that Thomas H. Lee is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the Common Shares, Preferred Shares and Options held by such entities.

                                   Signatures

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.



                              THOMAS H. LEE EQUITY FUND IV, L.P.

                              By:  THL Equity Advisors IV, LLC, its General
                                   Partner

                              By:  /s/C. Hunter Boll
                              Name:    C. Hunter Boll
                              Title:   Managing Director


                              THL EQUITY ADVISORS IV, LLC

                              By:   /s/C. Hunter Boll
                              Name:        C. Hunter Boll
                              Title:       Managing Director






                              Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Foreign Fund IV-B, L.P., Thomas H.
                              Lee Charitable Investment Limited Partnership, Thomas H. Lee, THL-Coinvestors III-A,
                              LLC, THL-Coinvestors III-B, LLC, PaineWebber
                              Capital, Inc., PW Partners 1997, L.P., PW
                              Partners 1997, Inc., Granite LB Limited, Granite 95 Holdings, Inc., 151797 Canada Inc.
                              and 151793 Canada Inc.

                               By: C. Hunter Boll, Attorney-in-fact for the above-named parties

                                        /s/C. Hunter Boll
                                        C. Hunter Boll,
                                        Attorney-in-fact